John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group™ 11300 Tomahawk Creek Parkway, Suite 310 Leawood, KS 66211 Phone: 913.660.0778 Fax: 913.660.9157 john.lively@1940actlawgroup.com

January 2, 2015

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On November 20, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A. The preliminary proxy statement relates to the solicitation of the vote of shareholders of the Cloud Capital Strategic Large Cap Fund (the “Large Cap Fund”), a series portfolio of the Trust, relating to the approval of the ability of Cloud Capital, LLC (“Adviser” or “Cloud Capital”), the Fund’s investment adviser, to seek reimbursement of fees waived for, and/or expenses reimbursed to the Cloud Capital Strategic Mid Cap Fund (the “Mid Cap Fund”) from the Fund following the reorganization of the Cloud Capital Strategic Mid Cap Fund into the Fund.

You recently provided comments to me and my colleague, Cynthia Baughman, relating to the proxy statement. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a definitive proxy statement. The definitive proxy statement will reflect the responses to the comments as described in this letter.

General:

1.	Comment: Please provide the legal basis for the proposal in this proxy statement.

Response: The Trust acknowledges that if the reorganization of the Mid Cap Fund and the Large Cap Fund is approved by shareholders, the advisory agreement with the Mid Cap Fund will terminate and absent this proposal, the right to recoup fees waived and expenses waived by Cloud Capital with respect to the Mid Cap Fund would also be terminated. Notwithstanding, the Board considered the Adviser’s perspective that this proposal is fair and equitable and that it would not be able to guarantee it would continue the expense limitation arrangements for the Large Cap Fund if the proposal was not presented to shareholders for consideration. In light of the foregoing, the Board considered that pursuant to Section 6.1 of the Trust’s Declaration of Trust, the Board of Trustees may submit to shareholders for vote “any such matter as the Trustees may consider necessary or desirable.” The Board, based on their reasonable business judgment, determined that this proposal was fair and equitable and in the best interest of

Ms. Hatch

U.S. Securities and Exchange Commission

January 2, 2015

shareholders. Moreover, while the Trust does not believe that the agreement to allow the recoupment contemplated by this proposal is s subject to Section 15(c) of the Investment Company Act of 1940, the Board, including a majority of the independent Trustees determined at an in-person meeting to approve this proposal in accordance with the requirements of Section 15(c). Based on the foregoing, the Trust may submit this type of proposal to shareholders.

Proposal

2.	Comment: Please state what will happen if the Proposal is not approved.

Response: The Trust has revised the disclosure as you have requested.

3.	Comment: As the Large Cap Fund has reimbursed all fees previously waived by the Adviser, this Proposal would increase fees to be paid by the Large Cap Fund following the proposed reorganization. Please include the current and pro forma fee tables to illustrate this.

Response: The Trust has revised the disclosure as you have requested.

4.	Comment: Please confirm that the Adviser will only be able to recoup fees previously waived to the extent such recoupment would not cause the Fund to exceed the expense limitation in place at the time the fee was waived.

Response: The Trust hereby provides the confirmation that you have requested in the comment above.

5.	Comment: With regard to the tables disclosing fees available for recoupment please clarify, if applicable, whether the amounts are those that the Adviser has already recouped. Are the negative amounts recouped amounts? Please clarify.

Response: The Trust has revised the disclosure as you have requested.

6.	Comment: It seems the Adviser has recouped all previously waived fees from the Large Cap Fund. If this is the case, please note the fact that there are no more fees subject to reimbursement.

Response: The Trust has revised the disclosure as you have requested.

7.	Comment: Please clarify the amounts subject to recoupment for the Mid Cap Fund – is it the total of the two negative numbers. If so, please include a total column or state the total.

Response: The Trust has revised the disclosure as you have requested.

Further Information About Voting and the Special Meeting

8.	Comment: Under “Required Vote,” the staff believes that the required vote should be a “majority of the outstanding voting securities” as that term is defined in the Investment Company Act of 1940, as amended.

Ms. Hatch

U.S. Securities and Exchange Commission

January 2, 2015

Response: The Trust has revised the disclosure as you have requested.

9.	Comment: Under “Quorum and Method of Tabulation,” please revised to reflect that broker non-votes and abstentions have the effect of a vote against the Proposal.

Response: The Trust has revised the disclosure as you have requested.

10.	Comment: Under “Costs of the Proxy Solicitation,” please disclose if the Funds are bearing the costs of the proxy and how much will be allocated to each Fund and the method by which such allocation is being made.

Response: The Trust has revised the disclosure as you have requested.

Appendix A

11.	Comment: On page A-2, Section 3.a. (fourth line), please explain what is meant by “and/or other periods.”

Response: It is conceivable that the period of the agreement could cover periods other than a fiscal year. We note that Form N-1A effectively requires terms of expense limitation agreements to run according to prospectus cycles (rather than be based on fiscal years) in order to present more prominently information about the expense limitations agreements in the fee table of the prospectus. This could result in the three year period of possible recoupment being something other than the fund’s fiscal year.

12.	Comment: Please confirm that a reimbursement payment would not be made to the Adviser if it would cause the Fund to exceed the expense limitation in placed at the time the fee was waived.

Response: Please see response to Comment #4 above.

13.	Comment: Please provide the legal obligation for the Expense Limitation Agreement to survive in the even the advisory contract is terminated.

Response: Please see response to Comment #1 above.

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The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Hatch

U.S. Securities and Exchange Commission

January 2, 2015

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively